October 16, 2009

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	eDiets.com, Inc.
Form 10-K for the fiscal year Ended December 31, 2008
Filed March 19, 2009
Forms 10-Q for fiscal quarter Ended June 30, 2009
Filed August 13, 2009
File No. 0-30559

Dear Mr. Spirgel:

This letter confirms that eDiets.com, Inc. (the “Company”) will respond to the comments set forth in your letter dated October 16, 2009 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and the Company’s Form 10-Q for the fiscal quarter ended June 30, 2009 by the close of business on Friday, October 30, 2009.

Please contact me at 954-703-6347 or Tom Hoyer, Chief Financial Officer, at 954-703-6374 if you have any questions.

Sincerely,

/s/ Kevin McGrath

Kevin McGrath
Chief Executive Officer